*AB 3/29

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10036166

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR 2 5 2010

SEC FILE NUMBER
8- 67583

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CAPSTONE GLOBAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 WALL STREET, 4TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert V. McGann (212) 232-1448
(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP
(Name *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	New York	New York	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/29

OATH OR AFFIRMATION

I, Paul Britton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capstone Global Markets, LLC, as of December 31st, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not applicable

LAUREN COWELL
NOTARY PUBLIC-STATE OF NEW YORK
COUNTY OF NEW YORK
NO: 01CO6173206
COMMISSION EXPIRES 08/20/2011

Notary Public

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPSTONE GLOBAL MARKETS, LLC

Statement of Financial Condition

December 31, 2009

(With Independent Auditor's Report Thereon)

CAPSTONE GLOBAL MARKETS, LLC

DECEMBER 31, 2009

INDEX

MALONEBAILEY LLP

CERTIFIED PUBLIC ACCOUNTING FIRM

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Member of
Capstone Global Markets, LLC

We have audited the accompanying statement of financial condition of Capstone Global Markets, LLC as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Capstone Global Markets, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

MaloneBailey LLP

MaloneBailey LLP
Certified Public Accounting Firm
New York, New York
www.malonebailey.com
March 24, 2010

CAPSTONE GLOBAL MARKETS, LLC

STATEMENT OF ASSETS, LIABILITIES AND MEMBER'S EQUITY

December 31, 2009

ASSETS		
Cash and cash equivalents	$	1,057,568
Due from clearing broker dealers		1,530,203
Receivable from other broker dealers		862,617
Receivable from related party		237,856
Fixed assets, net of accumulated depreciation		39,193
Prepaid expenses		85,810
Interest receivable		3,015
TOTAL ASSETS	$	3,816,262
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	252,029
Payroll liabilities		1,481,872
Brokerage payable		111,075
Payable to related party		106,182
TOTAL LIABILITIES		1,951,158
Member's Equity		1,865,104
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	3,816,262

The accompanying notes are an integral part of these financial statements.

CAPSTONE GLOBAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Capstone Global Markets, LLC, a New York limited liability company (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association ("NFA") and the International Securities Exchange ("ISE"). On September 1, 2009, the Company changed its name from Capstone Sales Advisors, LLC to Capstone Global Markets, LLC.

The Company earns commission income as a broker by introducing and forwarding transactions and accounts of customers to another broker-dealer who carries such accounts on a fully disclosed basis. On April 1, 2009, the Company received permission from FINRA to trade for its own account, but has not expanded its operations to engage in this activity.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At December 31, 2009 the Company's clearing brokers held net assets of $1,530,203 on behalf of the Company.

Additionally, cash balances are held at a bank and may at times exceed the insurable limit of the Federal Deposit Insurance Corporation ("FDIC"). The Company believes it mitigates its risk by investing in or through major financial institutions and actively monitoring the credit standing of those institutions.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

The carrying value of financial instruments including due from clearing broker, interest receivable and accounts payable and accrued expenses, approximates their fair value due to the relatively short-term nature of these instruments.

Revenue Recognition

Securities and futures transactions and the related income and expenses are recorded on the books on a trade date basis. Commission income and all expenses are recorded on an accrual basis.

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of three to seven years. Software is depreciated over a useful life of five years. Depreciation is computed on a straight-line basis for financial reporting purposes and on an accelerated basis for income tax purposes.

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3- INCOME TAXES

The Company is organized as a limited liability company and it is intended to be treated as a partnership under provisions of the Internal Revenue Code. Under these provisions, the liability for payment of federal and state income taxes on the Company's earnings will be the responsibility of its members, rather than that of the Company. As a partnership for tax purposes operating in New York City, the Company may be subject to the New York City Unincorporated Business Tax (UBT) on certain transactions. In 2009, the Company incurred UBT of $115,000 and incurred $168,000 in UBT in 2008, which was expensed and paid in 2009, which are included in other expenses in the accompanying statement of revenues and expenses.

NOTE 4- RECEIVABLE FROM CLEARING BROKERS

Amounts receivable from the Company's clearing organizations at December 31, 2009, consist of the following:

	Receivable
Due from Goldman Sachs Execution and Clearing, L.P.	$ 1,255,234
Due from Fortis Clearing Americas, LLC	274,969
	$ 1,530,203

NOTE 5- NOTES RECEIVABLE

As of December 31, 2009, the Company had a Note Receivable of $100,000 due from an employee, with a maturity date of March 31, 2010.

NOTE 6- SECURITIES OWNED AND SOLD, NOT YET PURCHASED

As of December 31, 2009 the Company had no marketable securities owned or sold, not yet purchased.

NOTE 7- RELATED PARTY TRANSACTIONS

The Company executes certain trades on behalf of funds advised by Capstone Investment Advisors, LLC, an affiliate. During 2009, the Company earned commission income of $2,832,149 from transactions with funds managed by the affiliate. At December 31, 2009, the Company had receivables of $132,609 from funds managed by its affiliate, which are shown on the accompanying statement of assets, liabilities, and member's equity.

In addition, the Company earned commission income of $486 from transactions with Capstone Trading, LLC, an affiliate. At December 31, 2009, the Company had no receivables from this affiliate, which is shown on the accompanying statement of assets, liabilities, and member's equity. In 2009, the Company also earned commission income of $1,600 from transactions with Capstone Global Markets (UK), LLP, an affiliated registered broker-dealer in the U.K. At December 31, 2009, the Company had receivables of $1,600 from the affiliate, which are shown on the accompanying statement of assets, liabilities, and member's equity.

In 2009, the Company entered into an agreement with Capstone Investment Advisors (UK), LLP, an affiliated investment advisor that is registered in the U.K. with the Financial Services Authority and authorized to engage in the provision of investment advisory services. The agreement allows the Company to inquire whether one of the funds advised by the affiliate would take the other side of trades executed for an institutional client. This arrangement allows certain individuals associated with the Company to have a limited discretionary authority to trade on behalf of the funds managed by the affiliated investment advisor. In 2009, the Company did not earn any income or incur any expense from the agreement.

NOTE 8- COMMITMENTS AND CONTINGENCIES

The Company shares office space leased by an affiliated party. As part of an on-going expense sharing agreement with the affiliated party, the Company is charged a variable amount per month for rent, supplies, back office services, compliance, and IT support.

In addition, the Company had a liability of approximately $49,495 related to employee compensation agreements which vest in 2012.

Deferred compensation liability for 2009	$	49,495
Deferred compensation liability for 2010		111,363
Deferred compensation liability for 2011		111,364
Deferred compensation liability for 2012		61,869
	$	334,091

NOTE 9- NET CAPITAL REQUIREMENTS

The Company is a member of FINRA, NFA and ISE, and is subject to the SEC Uniform Net Capital Rule 15c3-1. The SEC Uniform Net Capital Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital was $636,612 which was $506,532 in excess of its net capital requirement of $130,080. At December 31, 2009, the Company's percentage of aggregate indebtedness (as derived from Rule 15c3-1) to net capital was 3.065 to 1. At December 31, 2009, the Company's net capital requirement as a member of NFA, while following equivalent net capital calculation guidelines of SEC Rule 15c3-1, is $130,080.

NOTE 10- OFF BALANCE SHEET RISK

Pursuant to clearance agreements, the Company clears its securities and futures transactions through clearing brokers. Under certain conditions as defined in the clearance agreements, the Company has agreed to indemnify its clearing broker for losses, if any, which its clearing broker may sustain from carrying these transactions initiated by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the transactions introduced by the Company.

NOTE 11- GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FASB ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under the indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.